

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING SECTION
RECEIVED
DEC 13 2007
WASHINGTON, D.C.
209

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kabushiki Kaisha CFS Corporation
Kabushiki Kaisha AIN PHARMACIEZ

(Names of Subject Company)

CFS Corporation
AIN PHARMACIEZ INC.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

CFS Corporation
AIN PHARMACIEZ INC.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CFS Corporation
Attn.: Nobue Sato
General Manager
General Administrative Division
Shinyokohama Mineta Bld. 5F, 3-19, Shinyokohama 2-chome,
Kohoku-ku, Yokohama-shi, Kanagawa 222-0033
Japan
(phone number: 81-45-476-7474)

AIN PHARMACIEZ INC.
Attn.: Masato Sakai
Director
Corporate Planning Division
2-1, Higashinaebo 5-jo 1-chome,
Higashi-ku, Sapporo-shi, Hokkaido 007-0805
Japan
(phone number: 81-11-783-5681)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release dated October 5, 2007 of CFS Corporation ("CFS") and AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") announcing the establishment of a holding company.[1]
2	English translation of a press release dated November 6, 2007 of CFS and AIN PHARMACIEZ announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.[2]
3	English translation of a press release dated December 13, 2007 of CFS explaining the share transfer ratio and announcing its analysis on the proposal made by AEON Co., Ltd. on November 16, 2007.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of CFS and AIN PHARMACIEZ has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 5, 2007.

---

[1] Previously furnished to the Commission as part of Form CB on October 5, 2007.

[2] Previously furnished to the Commission as part of Form CB Amendment No.1 on November 6, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFS Corporation

By: 

Name: Kenji Ishida
Title: Chairman, President & CEO

Date: . December 13, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIN PHARMACIEZ INC.

By: 
Name: Kiichi Ohtani
Title: President

Date: December 13, 2007

TOKYO:35545.3

EXHIBIT 3

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

December 13, 2007

To whom it may concern:

Company Name	:	CFS Corporation
Representative	:	Kenji Ishida Representative Director, Chairman and President
Ticker	:	8229 First Section of the Tokyo Stock Exchange
Contact	:	Takehiko Ishida Director, Executive Vice President and General Manager of Corporate Planning Department
Tel. No.	:	045-476-7474

Announcement of Results of Review of the Proposal from AEON, etc.

We thoroughly deliberated in the meeting of the board of directors held today the proposal submitted to us from AEON Co., Ltd. (Mihama, Chiba: "AEON"), WELCIA KANTO Co., Ltd. (Saitama, Saitama) and Maxvalu Tokai Co., Ltd. (Suntou-gun, Shizuoka) on November 16, 2007 titled "Proposal of Corporate Value Improvement Measures to aim for V-shaped Recovery of CFS Corporation" ("AEON Proposal").

As a result, we resolved that we cannot accept AEON Proposal in its entirety and that an extraordinary shareholders' meeting shall be convened on January 22, 2008 to submit to the vote of our shareholders the plan for business integration with AIN PHARMACIEZ INC. ("Ain") by way of share transfer which was resolved on November 6, 2007 (the "Integration").

Reasons, etc. for reaching the above resolution are described below, but for further details, please refer to the attachment ("Results of review of the benefits of the business integration with Ain Pharmaciez and the proposal from AEON").

The AEON Proposal includes measures which we can proceed with after the Integration without conflict. We assess that, in the drugstore business, the strengthening of the merchandising function and the pursuit of economies of scale in order to realize this strengthening, such as joint purchase of products and introduction of PB products, can be effective measures to reinforce our corporate strength and accelerate the recovery of our business performance.

Further, we recognize that the introduction of competitive PB products, acceptance of skill education and guidance in human resources activation, etc. in our supermarket business, for which we intend to drastically strengthen the earning power of, will sufficiently increase our corporate value. Accordingly, we intend to continue to take actions in good faith towards AEON to achieve their support of the Integration, and we are also inclined to continue discussions with a view to realizing the business alliance proposed in the AEON Proposal.

1. Our view on the Share Transfer Ratio
   (1) The Share Transfer Ratio is fair to our shareholders for the following reasons.
      - The Share Transfer Ratio was determined based on a valuation report obtained from an independent third party.
      - The Share Transfer Ratio is consistent with the valuation range presented by an independent third party.
      - Increases of our company and Ain Pharmaciez's future EPS (net income per share) can be expected from the Integration.
      - As a result, the Integration can be assessed as improving shareholder value.
   (2) Our business performance for this business year remains consistent with our revenue plan.
      - Our performance forecast for this business year remains at figures approaching the revenue plan used in the calculation of the share transfer ratio, and the revenue plan we prepared is fully achievable in the short-term.

2. Basic principles of the Integration and its synergy effects
   (1) The Integration aims for the mid-to-long term growth of our business based on the below principles and strategies, and brings about synergy effects with high feasibility.
   (2) High probability of increases in the EPS of our company and Ain Pharmaciez and our shareholder value can be expected from the Integration.
      - This Integration with Ain Pharmaciez, which is the leading company in prescription pharmacies, is a highly public business model which, in addition to providing the high level of services required under the amended Pharmaceutical Law, to be a "comprehensive healthcare" company providing services ranging from prevention to medical care that will address the needs of Japan's aging society through the sharing of management know-how between drugstores and prescription pharmacies The Integration is a business plan which seeks to realize continuous growth from a mid-to-long term perspective and increase corporate value while fulfilling corporate social responsibility (CSR).
      - In order to be able to break out of the competition amidst intensifying competition to homogenize, a key issue for management is the strengthening of our prescription operations, and we came to the decision that this Integration, which would enable us to utilize Ain Pharmaciez' operational know-how and systems for prescription pharmacies, and secure pharmacists and utilize development programs, was the best option.

3. Background of our reply to AEON
   After AEON took time in preparing its proposal and for its explanations, we promptly and carefully reviewed the AEON Proposal and made the decision within a limited time frame and without being provided with sufficient materials.

4. Two flaws in AEON's assertions
   The AEON Proposal contains two flaws below which cannot be overlooked, and we concluded that the AEON Proposal, which assumes the abortion of the Integration, cannot be an alternative to the Integration.

(1) It includes such significant flaws as the feasibility of the revenue plan and the store plan prepared by AEON and used as an assumption in its calculation the value of our shares being extremely low.
(2) It includes significant flaws such as AEON's analysis of the Share Transfer Ratio not being based on an objective valuation report, not using methods typically used in an integration transaction between listed companies, and using unrealistic assumptions.

5. Immediate negative reaction by AEON of our offer to discuss an alliance
Because the AEON Proposal contained measures which would further impove our corporate value, we approached AEON with a proposal for a business alliance between the integrated new company group and AEON. However, AEON rejected our offer by responding that "the abortion of the Integration must be a condition". Even at this time, our company and Ain Pharmaciez are willing to discuss an alliance between AEON and the post-integration new company group.

6. The Integration as a basis for strengthening the food business
   (1) Backed by stable revenue and financial grounds, we will implement an aggressive strengthening strategy for the food business after the Integration.
   (2) We have not received a response from AEON to our request to introduce "Top Valu" products, etc. in relation to our pressing issue of introducing PB products.
   (3) Although we will continue to pursue introduction of PB products from AEON in the food business, we will explore alliances with other companies whom our shareholders and our employees will support if it does not materialize.

7. Consistency of our alliance with AEON and the Integration
As announced on January 31, 2006, a memorandum of alliance between AEON and our company confirms that "AEON will not participate in the management of or exercise control or influence over the company"; thus for us to proceed with the Integration does not breach the memorandum of alliance with AEON.

8. Leadership of the employees' union expresses support for the Integration
The leadership of our employees' union expressed to our management their support for the Integration, and not the AEON Proposal, following the explanatory session which was held at the request of AEON.

9. Conclusion
From the above, we believe
   - the Share Transfer Ratio is fair to our shareholders;
   - increase in our shareholders' value can be expected in the integration through mid-to-long term corporate growth in the aging society of the near future and synergy effects, etc.; and
   - the AEON Proposal is not persuasive, lacking reasonableness and not backed by objective data, etc., and does not sufficiently fulfill the accountability to our shareholders.

As such, our board of directors has concluded that the AEON Proposal cannot be an alternative to the Integration and that the Integration is the best possible measure to benefit the improvement of our shareholders' value.

(Attached material)

Results of review of the benefits of the business integration with Ain Pharmaciez and the proposal from AEON

1. Our view on the share transfer ratio

(1) Fairness of the Share Transfer Ratio to our shareholders

As announced in the press release titled "Announcement of Basic Agreement of Business Integration by way of Share Transfer" dated October 5, 2007, our company and AIN PHARMACIEZ INC. ("Ain Pharmaciez") agreed to integrate our businesses through establishment of a joint holding company to be the wholly owning parent company of both parties by way of share transfer (*kabushiki-iten*).

In this share transfer, 0.30 shares of common stock of the joint holding company will be allocated for one share of common stock of our company and 1.25 shares of common stock of the joint holding company will be allocated for one share of common stock of Ain Pharmaciez (the allocation ratio of the shares of common stock of the joint holding company for each company's share of common stock shall collectively be the "Share Transfer Ratio").

In order to ensure fairness, we appointed PwC Advisory Co. ("PwCA"), an independent third party who is not a related party to our company or Ain Pharmaciez, to estimate the share transfer ratios and received a valuation report.

PwCA primarily used the market share price method and the discounted cash flow method in its analysis of each company's shares of common stock, and for reference purposes, conducted analysis using the comparable peer company method. The result of the analysis is shown below: (Note 1) (Note2)


0.30
Market share price method
DCF method
0.15
0.20
0.25
0.30
0.35
0.40

Note 1 The share transfer ratio indicates the number of shares of common stock of the joint holding company to be allocated for one share of common stock of our company when 1.25 shares of common stock of the joint holding company is allocated for one share of common stock of AIN Pharmaciez.

Note 2 The ratio of the number of shares of common stock of the joint holding company to be allocated for one share of common stock of Ain Pharmaciez and the number of shares of common stock of the joint holding company to be allocated for one share of common stock of our company, as shown in the case of a merger, is one share of common stock of Ain Pharmaciez to 0.24 shares of common stock of our company.

In determining the share transfer ratio, our company and Ain Pharmaciez carried out due diligence on the other and obtained reports from professionals for the purpose of verifying the condition of the counterparty. Furthermore, on the basis of the respective valuation reports obtained from the valuation firms retained by each company, we deliberated and consulted with each other with reference to such materials. Both companies comprehensively considered the results of the due diligence, the estimated share transfer ratio, and the likelihood of obtaining approval at respective shareholders' meetings, etc., and agreed upon a share transfer ratio within the ranges presented by the respective valuation firms, and obtained the approval of both companies' boards of directors.

Subsequently, on November 6, 2007, the parties prepared the share transfer plan which included the Share Transfer Ratio and executed the share transfer agreement, and publicly announced the same.

However, on November 16, 2007, AEON Co., Ltd. ("AEON") submitted to us documents titled "Proposal of Corporate Value Improvement Measures to aim for V-shaped Recovery of CFS Corporation" ("AEON Proposal"). Concurrently, AEON expressed its opinion in a press release on the same day that the Share Transfer Ratio "unfairly prejudices the interests of the shareholders of CFS."

After meeting, etc. with AEON and examining AEON's views at our board of directors' meeting, we conclude that the Share Transfer Ratio is fair to our shareholders and will enhance the interests of our shareholders for the following reasons:

(i) The Share Transfer Ratio is determined on the basis of a valuation report obtained from an independent third party.

- The Share Transfer Ratio is determined with reference to the valuation results in a valuation report from PwCA, an independent third party with no interests in our company.

(ii) The Share Transfer Ratio is consistent with the valuation range presented by an independent third party.

- Agreement has been reached on the Share Transfer Ratio within the valuation ranges provided by both of the valuation firms and approved by each company's meeting of the board of directors.

(iii) Increases in EPS of our company and Ain Pharmaciez can be expected in the future as a result of the Integration.

- Our estimate of the earnings per share of the joint holding company for this business year ("Estimated Joint Holding Company EPS"), which takes into account the synergy effects of the Integration calculated upon consultation between the parties, shows that the Estimated Joint Holding Company EPS vastly exceeds the estimated EPS of our company on a stand-alone basis pre-integration and that it also exceeds the estimated EPS of Ain

Pharmaciez on a stand-alone basis for the business year ending March, 2011 and thereafter (see "2. Basic principles of the Integration and its synergy effects" for details).

(iv) As a result of (iii) above, it is determined that the Integration can increase our shareholder value.

(v) In its analysis of the share transfer ratio, AEON relies on a biased evaluation method of only comparing net asset value per share

- In contrast to our determination of the Share Transfer Ratio through usage of multiple analysis methods commonly used for similar transactions between listed companies, AEON's grounds for claiming the Share Transfer Ratio "unfairly prejudices the interests of the shareholders of CFS", despite taking approximately seven weeks to prepare, relies on results obtained from analysis based on a biased method of comparing only the net asset value per share (see "4. Two flaws in AEON's assertions" for details).

(vi) No rational explanation has been given for AEON's objection to the Share Transfer Ratio

- In response to our inquiries regarding AEON's grounds for claiming the Share Transfer Ratio "unfairly prejudices the interests of the shareholders of CFS", we were not able to obtain a sufficiently credible explanation that would satisfy the conditions for accountability of our board of directors with respect to the shareholders (See "4. Two flaws in AEON's assertions" for details).

(2) Consistency of our revenue plan with the performance forecast for this business year

Our performance forecast for this business year with less than three months to go remains at figures approaching the revenue plan used in the calculation of the Share Transfer Ratio (see this business year's third quarter results for our company announced today).

Accordingly, the revenue plan we prepared is fully achievable even in the short-term and we do not recognize a need to revise the plan at this time.

Therefore, the Share Transfer Ratio, which was analyzed and determined based on this revenue plan, remains appropriate at this stage.

2. Basic principles of the Integration and its synergy effects

(1) Basic principles of the Integration

This Integration with Ain Pharmaciez, which is the leading company in prescription pharmacies, is a highly public business model which, in addition to providing the high level of services required under the amended Pharmaceutical Law, to be a "comprehensive healthcare" company providing services ranging from prevention to medical care that will address the needs of Japan's aging society through the sharing of management know-how between drugstores and prescription pharmacies. The Integration is a business plan which seeks to realize continuous growth from a mid-to-long term perspective and increase corporate value while fulfilling corporate social responsibility (CSR).

In order to be able to break out of the competition amidst intensifying competition to homogenize, a key issue for management is the strengthening of our prescription operations, and we came to the decision that this Integration, which would enable us to utilize Ain Pharmaciez' operational know-how and systems for prescription pharmacies, and secure pharmacists and utilize development programs, was the best option.

(2) Sufficient and highly feasible synergy effects to be brought about by the Integration

After determining the Share Transfer Ratio, our company and Ain Pharmaciez estimated the synergy effects of this Integration through mutual consultation.

The details of the synergy effects to be brought about by the Integration are as follows.

(i) Reduction of cost of sales and sales and administrative expenses through joint purchase and sales: 5 year aggregate amount of JPY 1.48 billion (current income base, and same applies hereinafter)

- We will proceed with efforts to utilize the economies of scale and jointly purchase and sell.

- A dramatic reduction of purchasing costs for goods sold in drugstores, combination stores, etc. and medical pharmaceuticals can be expected. Further, we will promote reduction of distribution costs.

(ii) Reduction of labor costs through effective utilization of human resources: 5 year aggregate amount of JPY 1.39 billion

- We will seek to improve efficiency through standardization of operations, etc. by jointly utilizing our company's core drugstore system and Ain Pharmaciez's prescription pharmacies operating system.

- This will not only enable us to cut down on our labor costs and personnel expenses, but we also expect effects such as reduction of inventory, effective sales promotion activities and prevention of prescription malpractice.

(iii) Reduction of costs for human resources recruiting and maintenance in the prescription pharmacies / drugstore department: 5 year aggregate amount of JPY 70 million

- We will enhance our human resources development and training systems for pharmacists and drugstore employees to develop highly specialized pharmacists and staff.

- In addition to stable recruitment of new graduate pharmacists, costs for lateral recruiting and reallocation will be better controlled as a result of the improved retention rate of talented human resources.

(iv) Expediting of store openings through efficient reallocation of Ain Pharmaciez's pharmacists: 5 year aggregate amount of JPY 230 million

- As part of our restructuring plan for underperforming stores, we intend to consider options other than the closing of such stores such as relocation and change in the type of operations in accordance with customer needs, and thereby improve revenue.

- In addition to the maintenance of a stable pool of pharmacists as a result of the Integration, our company will promote the opening of new drugstores with adjoining prescription pharmacies.

(v) Reduction of administrative expenses for the headquarters: 5 year aggregate amount of JPY 200 million

- We will advance appropriate reallocation of human resources and reduction of overhead costs by rationalizing and consolidating to the joint holding company the functions of the administrative departments.

(3) Increase of EPS and shareholder value through the Integration

We projected the estimated current income of the joint holding company by taking into consideration the synergy effects described above and the temporary integration costs we expect to incur in addition to the current income of the parties on a stand-alone basis. With the effects of the Integration consisting primarily of the cost reductions described in (1) above, the estimated current income of the joint holding company for the business year ending March 31, 2010 and thereafter is expected to exceed the combined sum of the parties' stand-alone estimated current income for the same period.

In addition, we projected the estimated EPS of the joint holding company by using the estimated current income for the joint holding company and the Share Transfer Ratio. By comparing the estimated EPS of the joint holding company recalculated on a per-share basis for each company and the estimated EPS of each company on a stand-alone basis, we forecast that the EPS of our company and Ain Pharmaciez will increase after the Integration as compared to before the Integration.

Accordingly, the Company's board of directors believes our shareholders will decide that there is a strong likelihood the Integration will increase shareholder value.

(Schedule 1: Analysis of increase / decrease of EPS)

	FY ending 09/3	FY ending 10/3	FY ending 11/3	FY ending 12/3	FY ending 13/3
Profit plan for C alone (millions of yen) (1)	930	860	1,480	1,700	1,910
Total number of shares issued (Note 1)	29,899,490	29,899,490	29,899,490	29,899,490	29,899,490
EPS of C alone (2)	31.1	28.8	49.5	56.9	63.9
Profit plan for A alone (millions of yen) (3)	2,270	2,590	3,020	3,650	4,590
Total number of shares issued (Note 2)	11,526,056	11,526,056	11,526,056	11,526,056	11,526,056
EPS of A alone	196.3	224.0	261.2	315.7	397.0
Synergy effects (profit per year basis) (millions of yen) (5)	100	420	800	950	1,100
Reduction of cost of sales and sales and administrative expenses through joint purchase and sales	36	94	172	177	177
Reduction of labor costs through effective utilization of human resources	29	149	279	323	323
Reduction of costs for human resources recruiting and maintenance in the prescription pharmacies / drugstore department	6	17	17	17	17
Expediting of store openings through efficient reallocation of Ain Pharmaciez's pharmacists	-77	8	55	99	143
Reduction of administrative expenses for the headquarters	7	8	28	44	55
Temporary integration costs (current income basis) (millions of yen) (6)	-200	-100	0	0	0

Amortization charge for goodwill (current income basis) (millions of yen) (7)	-7	-7	-7	-7	-7
Profit plan of the joint holding company (millions of yen) ((1)+(3)+(5)+(6)+(7))	3,093	3,763	5,293	6,293	7,593
Total number of shares issued by the joint holding company (assuming an integration ratio of 1.25:0.3)	23,422,417	23,422,417	23,422,417	23,422,417	23,422,417
Joint holding company EPS (yen) (8)	132.1	160.7	226.0	268.7	324.2
Joint holding company EPS on per share basis for C (yen) ((9)=(8)*0.3)	39.6	48.2	67.8	80.6	97.3
Increase / decrease of C stand-alone EPS and joint holding company EPS ((9)/(2)-1)	27%	68%	37%	42%	52%
Joint holding company EPS on per share basis for A (yen) ((10)=(8)*1.25)	165.1	200.8	282.5	335.8	405.2
Increase / decrease of A stand-alone EPS and joint holding company EPS ((10)/(4)-1)	-16%	-10%	8%	6%	2%

(Note 1) Calculated by deducting 12,188 shares of treasury stock from 29,911,678, the total number of issued shares as of December 12, 2007.

(Note 2) Calculated by deducting 2,400 shares of treasury stock from 11,322,456, the total number of issued shares as of December 12, 2007, and adding 37,000 shares due to exercise of stock options and 205,000 shares due to potential exercise of stock options.

(Note 3) The business plan used for this EPS analysis incorporates synergies arising after the business integration, and is different from the business plans on a stand-alone basis used for calculating the integration ratio.

(Schedule 2: Business plan following the integration)

	FY ending 09/3	FY ending 10/3	FY ending 11/3	FY ending 12/3	FY ending 13/3
C: Business plan following integration					
Current sales (millions of yen)	144,000	143,500	146,000	149,500	155,500
Drugstore business	102,000	103,500	107,500	122,000	118,000
Food business	39,500	37,500	36,500	35,000	35,000
Gross profits on sales (million of yen)	41,300	41,000	41,700	42,700	44,300
Drugstore business	28,800	29,200	30,300	31,600	33,300
(Gross margin percentage)	28.2%	28.2%	28.2%	28.2%	28.2%
Food business	9,700	9,250	9,000	8,650	8,600
(Gross margin percentage)	24.6%	24.7%	24.7%	24.7%	24.6%
Operating income (millions of yen)	19,00	2,900	3,900	4,400	4,900
Current income (millions of yen)	2,000	3,000	4,000	4,500	5,000
C Store opening / closing plan					
Number of stores to be opened	16	15	15	20	20
Drugstore	15	15	15	20	20
Food	1	0	0	0	0
Number of stores to be closed					
Drugstore	15	5	5	3	3
Food	2	2	1	0	0
Gross number of stores					
Increase / decrease in number of stores	-1	8	9	17	17
A: Business plan following integration					
Current sales (millions of yen)	123,000	138,000	156,000	178,000	210,000
Prescription business	108,700	121,550	136,000	153,900	175,600
Drugstore business	16,120	17,960	21,500	25,650	35,900
Gross profits on sales (million of yen)	15,982	18,000	20,455	22,990	28,443
Prescription business	11,276	12,684	14,036	15,494	17,809
(Gross margin percentage)	10.4%	10.4%	10.3%	10.1%	10.1%
Drugstore business	4,711	5,065	6,112	7,183	10,116
(Gross margin percentage)	29.2%	28.2%	28.4%	28.0%	28.2%
Operating income (millions of yen)	4,860	5,242	6,128	7,621	9,633
Current income (millions of yen)	4,700	5,100	6,000	7,500	9,500
A Store opening / closing plan					
Number of stores to be opened	42	34	58	49	65
Prescription business	39	31	51	42	48
Drug business	3	3	7	7	17
Number of stores to be closed	0	0	0	0	0
Gross number of stores					
Increase / decrease in number of stores	42	34	58	49	65

(Note) The business plan incorporates synergies arising after the business integration, and is different from the business plans on a stand-alone basis used for calculating the integration ratio

3. Background of our reply to AEON

(1) AEON's proposal took over seven weeks from the initial notice

On September 25, 2007, we notified AEON, our largest shareholder and business partner, of the Integration. On September 29, we again explained the Integration to Mr. Motoya Okada, the President and Chief Executive Officer of AEON. However, Mr. Okada's response was that he did not need to hear our explanation if the company was going to proceed with the Integration. On October 5, 2007, prior to the joint press conference by our company and Ain Pharmaciez announcing the Integration, AEON announced its intention to object to the Integration and its proposal of measures to improve our corporate value.

Although we repeatedly made offers after October 5 to explain the Integration to AEON, we were not given the opportunity to do so, and on November 16, 2007, after more than seven weeks had passed since the initial announcement, we received the proposal from AEON.

(2) We promptly started the review of AEON's proposal after receipt

After receiving the AEON Proposal on November 16, 2007, we requested that AEON hold an explanatory session for our directors and officers so that we would be able to thoroughly examine the proposal within a limited time frame.

In addition, in order to enhance the examination and review process at such a session, we requested in writing on November 20, 2007 basic materials and data showing the quantitative basis for the corporate value improvement measures proposed by AEON.

(3) Additional material received from AEON did not satisfy conditions necessary for accountability to our company and our shareholders

After repeated requests, the explanatory session was held on November 28, 2007. However, we received only a portion of the material we had requested, and on the day of the session and not beforehand. Performance data for WELCIA KANTO Co., Ltd. and Maxvalu Tokai Co., Ltd., companies indicated as potential business partners in AEON's proposal, were not included in the material we received, contrary to our request.

After careful consideration of the content of the explanation made at the explanatory session and the additional material we received, our board of directors concluded that it would not satisfy conditions necessary for accountability to our shareholders. In particular, the additional material we received did not include "material explaining the quantitative basis for references to specific synergy effects suggested in AEON's proposal" and merely showed the synergy effects suggested by AEON in aggregate figures, and sufficient material to examine the calculation basis for the target share price were not included.

(4) The President of AEON, who is also a member of our board of directors, does not agree to a meeting with our management

Mr. Motoya Okada, the President and Chief Executive Officer of AEON who also serves as our company's outside director and senior advisor (*soudan-yaku*), did not attend our board of directors' meetings held on November 6, 2007 and December 4, 2007. For this reason, our management could not explain the benefits of the Integration to Mr. Motoya Okada, the President and CEO of AEON. Our management has repeatedly asked for a meeting with Mr. Motoya Okada, the President and CEO of AEON, but to this day, one has yet to take place.

In view of the background as described in (1) through (4) above, our board of directors have concluded that AEON's proposal does not satisfy conditions necessary for accountability to our shareholders and that its content lacks reasonableness.

4. Two flaws with regard to AEON's assertions

Based on our understanding, AEON asserts the following two points with respect to the theoretical value of the shares of common stock of our company and the Share Transfer Ratio:

(I) Our company's share of common stock should be valued at JPY 800 per share or higher; and
(II) The Share Transfer Ratio unfairly prejudices the interest of the shareholders of CFS.

However, both assertions contain issues which cannot be overlooked, as we explain below.

(1) Issues regarding AEON's claim that our company's share of common stock should be valued at JPY 800 or higher

Immediately after we received the AEON Proposal, we investigated the proposal and requested a meeting with AEON, and further, prepared and sent on November 20, 2007 a written list of issues concerning which we sought clarification by means of a meeting with AEON. Subsequently, after confirming the grounds for AEON's assertions during the explanatory session held by AEON on November 28, 2007 for our directors and officers, we concluded that the assumptions used by AEON in valuing our shares of common stock contained significant flaws, as described below.

(i) Feasibility of the revenue plan prepared by AEON is low as there are no measures to secure pharmacists

- A shortage of pharmacists is expected due to intensifying competition for recruitment of pharmacists and the introduction of 6-year courses at pharmaceutical universities. However, AEON's revenue plan, which is based on the measures it proposes, cites only the utilization of educational programs in relation to the securing of new pharmacists needed for drugstores with adjoining prescription pharmacies and the opening of new stores, and does not expressly detail any measures for the securing of new human resources.

- Accordingly, considering the securing of pharmacists is the most significant restraining factor in the operation of our business, the business strategies for the prescription pharmacies / drugstore business proposed by AEON is lacking in feasibility without specific measures to secure pharmacists, and we must determine that AEON's revenue plan based on such strategies lacks basis.

- On the other hand, in the Integration, the fact that Ain Pharmaciez holds an overwhelmingly competitive edge in the market for pharmacist recruiting as the No. 1 company in the industry will provide us with significant benefits. Specifically, pharmacists of Ain Pharmaciez who are regular employees can be transferred to our stores. We have discussed in detail with Ain Pharmaciez the specific measures to be taken, and we believe our business strategies with regard to the prescription pharmacies / drugstores business is extremely feasible.

(ii) Feasibility of the store strategies prepared by AEON regarding the drugstore and food businesses is low

- As our business strategies for the drugstore and food businesses, we adopt a highly feasible strategy of initially proceeding with the closure of underperforming stores to concentrate on improving the earning powers of the existing stores and to minimize the opening of new stores during such period.

- In contrast, AEON adopts a plan where it assumes continuous revenue from stores which have already been determined to close due to eviction, etc. according to city planning and disregards the closing of underperforming stores, while increasing the number of new stores to be opened and, at the same time, improving the revenue per store. However, the strategy proposed by AEON does not include sufficient measures to cut back cost by the closing of underperforming stores and excessively relies on growth by the opening of new stores. Accordingly, as it lacks sufficient ground for improvement in revenues per store, we believe that the feasibility of the strategy proposed by AEON is highly questionable.

- On the other hand, we have conducted thorough discussions with Ain Pharmaciez regarding the parties' common store strategies, and we believe the feasibility of our store strategy proposal in this Integration regarding the drugstore and food businesses based on a store development plan with high practicability prepared as a result of such discussions is extremely high.

(iii) No sufficient explanation was made with regard to the figures in AEON's corporate value improvement measures

- Of the goals assumed in AEON's corporate value improvement measures, we made requests to AEON to present materials with respect to the grounds for revenue growth of 8.0% per year, 1.4% improvement of the gross margin ratio, 1.3% improvement of sales and administrative expenses and the quantitative synergy effects to be brought about by the alliance with the AEON Group. However, we were not able to obtain any reasonable explanation including receiving material forming the basis for the calculation of the figures.

As there were no logical and objective data-backed explanations from AEON which proved to be persuasive with regard to the three issues pointed out above, our board of directors concluded that the feasibility of AEON's assertion in (I) above is low.

(2) Issues regarding AEON's claim that "the Share Transfer Ratio unfairly prejudices the interest of the shareholders of CFS"

As described in detail in "3. Background of our reply to AEON", we received AEON's proposal on November 16, 2007. Four days later on November 20, 2007, we prepared and sent a written list of issues concerning which we sought clarification by means of a meeting with AEON. Subsequently, we confirmed the grounds for AEON's analysis of the Share Transfer Ratio in an explanatory session held by AEON on November 28, 2007 for our directors and officers. As a result, we found that the views adopted by AEON contained significant flaws, as described below.

(i) Methods typically used in analyzing common stock value in an integration between listed companies are not used

- Typically, in a business integration between listed companies, the common stock value of the parties are analyzed by using multiple methods such as the market share price method, comparable peer company method, discounted cash flow method, etc., and the integration ratio is determined by comprehensively evaluating the analysis results.

- AEON, however, despite taking a substantial amount of time to prepare the proposal, did not present to our company any results of the analysis of the parties' common stock value using the market share price method, the comparable peer company method or the discounted cash flow method, and relied only on the analysis result of the book value shareholders' equity. In response to our inquiries, AEON itself acknowledged that AEON only adopts the book value shareholders' equity method as reference in similar transactions to which AEON is a party.

(ii) An unrealistic assumption that the PBR will always be 1 is used in the analysis of the common stock value of our company and Ain Pharmaciez, which are listed companies

- In the daily forming of the share prices of listed companies, it is extremely rare that the price to book value ratio ("PBR") determined by dividing the share price by book value of the shareholders' equity per share remains at 1 for an extended period.

- Accordingly, we must say that an analysis method for the share value of our company and Ain Pharmaciez, which are listed companies, which assumes the PBR to stay consistently at 1 and relies solely on the book value of the shareholders' equity is extremely peculiar.

- In other words, we cannot help but interpret AEON's view as making an unrealistic claim because it can be taken as assuming that "the share value is always determined by the book value of its shareholders' equity."

(iii) AEON's position lacks consistency because on the one hand it analyzes the share value using solely the book value of the shareholders' equity, while on the other it asserts that share value is based on profit forecast

- As one of the reasons for objecting to the Integration, AEON points out that "the share transfer ratio with Ain Pharmaciez was determined consciously at a time when the business performance of the company was slumping." This claim, however, can be taken as AEON's admission that the profitability and forecasts of future profits of our company and Ain Pharmaciez are important factors in determining the share transfer ratio.

- In presenting a completely conflicting view by not providing any analysis results of the parties' share values using methods based on the future revenue forecasts of our company and Ain Pharmaciez such as the discounted cash flow method and relying solely on the book value of the shareholders' equity to value the shares, we must conclude that AEON's view lacks consistency.

(iv) Issues regarding AEON's assertion of our company's share value alone

- As mentioned above, AEON claims that our company's share of common stock should be valued at JPY 800 or higher. Further, AEON claims that this is one of the reasons that the Share Transfer Ratio prejudices our shareholder value. It is clear, however, that the fairness of a share transfer ratio should be determined by comparing the share values of the parties to the share transfer, which are our company and Ain Pharmaciez. Accordingly, it is unreasonable to determine the fairness of the Share Transfer Ratio to our shareholders by asserting the share value of our company only and not presenting a valuation of Ain Pharmaciez' shares.

As there were no reasonable and objective data-backed explanations from AEON which proved to be persuasive with regard to the four issues pointed out above, our board of directors concluded that AEON's assertion in (II) above does not satisfy conditions necessary for accountability to our shareholders and is unreasonable.

Taking into consideration the two flaws of AEON's claims described in (1) and (2) above, our board of directors concluded that AEON's proposal, which assumes the abortion of the Integration, cannot be an alternative to the Integration.

5. Immediate negative reaction by AEON to our offer to discuss alliance

We believe an additional corporate value improvement effect can be anticipated through a new alliance of the new company group with AEON after the Integration, since the merchandise procurement aspect of AEON's proposal can be expected to bring about a certain level of increased profit.

Further, because an alliance with AEON is not an either-or option in vis-à-vis the Integration with Ain Pharmaciez, we offered to discuss a new alliance between AEON and the post-Integration new company group in our meeting with AEON on December 1, 2007, which was held at the request of AEON.

However, AEON's reaction was an immediate negative position to our offer, stating that they will not discuss any alliances, etc. unless the Integration is rescinded. Even at this time, our company and Ain Pharmaciez are willing to discuss an alliance between AEON and the post-Integration new company group.

6. Business integration as a basis for strengthening the food business

(1) Our company's aggressive strategy to strengthen the food business in the Integration

We intend to further strengthen the store competitiveness with regard to our food business, which comprises an important part of our business.

Specifically, we plan to reconstruct after the Integration the Kimisawa Kannami store, the Kanuki store and the Toyoda store, our core stores in the food business. We will also carry out large scale renovations sequentially.

We will be able to make these investments more systematically by integrating with a highly profitable company as Ain Pharmaciez. In such terms, this Integration holds an extremely important meaning for the strengthening of the competitiveness of our food business.

(2) Introduction of PB products as a major issue

Meanwhile, the pressing issue for our food business is the strengthening of our line of products and the improvement of the gross margin percentage through the introduction of private brand (PB) products. With respect to this issue, based on the framework of our existing alliance with AEON, we requested to AEON in May of this year that we introduce "Top Valu" products, which is AEON's PB product. However, despite being in an alliance with us, we have not been able to receive a response from AEON to this day.

Under such circumstances, we have struggled with the strength of our line of products, as other companies perceived us to be in an alliance with AEON and we could not introduce other PB products. This is one of the reasons for the poor performance of the food business as a whole.

(3) Exploring alternatives in the event our alliance with AEON in the food business does not materialize

AEON's proposal sets out active introduction of "Top Valu" products, and we commend this as responding to our longstanding request. We will continue to strongly desire to the realization of the introduction of "Top Valu" products to the food business while winning AEON's support of the Integration.

However, if, for any reason, our intention to introduce "Top Valu" products is not realized, we intend to explore strategic alliances with other companies whom our shareholders and our employees support and improve our performances.

7. Consistency of our alliance with AEON and the Integration

(1) Execution of two memorandums with AEON and the principle of "equal partnership"

Although we had executed a memorandum with AEON dated April 4, 2000 (the "2000 Memorandum"), we sent a notice to dissolve the alliance on October 6, 2004 because the alliance had not brought about sufficient results. Following negotiations for an extended period of time, we executed a new memorandum on January 31, 2006 (the "2006 Memorandum") to build a "new relationship" between AEON and our company respecting the independence of each other. See our press release dated January 31, 2006 for details.

The 2006 Memorandum provides that AEON promises to "respect the independence" of our company based on the principle of "equal partnership", and that AEON will not "participate in the management of or exercise control or influence over" our company and "entrust the directors and the board of directors" of our company.

(2) Alliance with AEON will not interfere with the Integration

In accordance with the above, we firmly believe that to proceed with the Integration does not deviate from our agreement with AEON.

8. The leadership of our employees' union have expressed their support of the Integration

   We recognize that improving the motivation of employees is an extremely important matter for a company such as ours, which operates a business in the retail sector and has interactions with customers on a daily basis. In relation to this issue, AEON held an explanatory session for the leadership of our employees' union on December 1, 2007 to explain their proposal to our employees. However, on December 12, 2007, the leadership expressed to our management their support for the Integration and not AEON's proposal.

9. Conclusion: The Integration is the best possible measure to increase shareholder value

   As we mentioned in 1 through 7 above, we believe
   - the Share Transfer Ratio is fair to our shareholders;
   - increase in shareholder value can be expected in the Integration through mid-to-long term corporate growth in the midst of the aging society of the near future and synergy effects, etc; and
   - AEON's proposal is not persuasive, and it lacks reasonableness and substantiation through objective data, etc., and does not sufficiently satisfy conditions necessary for accountability to our shareholders.

   As such, our board of directors has concluded that AEON's proposal cannot serve as a viable alternative to the Integration and that the Integration is the best possible measure to increase shareholder value.

   Our board of directors is determined to put forth every effort to improve shareholder value by working in concert with our employees and successfully consummating the Integration.

END